Exhibit 1

NEWS RELEASE

For Immediate Release

January 10, 2007

CanWest Responds to Media Speculation

TORONTO — In response to media speculation, CanWest Global Communications Corp. (CanWest) today confirmed that it has entered into exclusive discussions regarding the possible purchase of Alliance Atlantis Communications Inc. (Alliance Atlantis). CanWest in conjunction with private equity firm, Goldman Sachs Capital Partners, has entered into discussions with Alliance Atlantis and its controlling shareholder Southhill Strategy Inc., which is owned by Alliance Atlantis’s executive chairman Michael MacMillan and Seaton McLean. There can be no assurance that these discussions will result in a definitive agreement.

This news release contains certain comments or forward-looking statements that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The entities disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

For further information contact:

Deb Hutton

Senior Vice President, Communications

Tel: (416) 383-2442

mailto: dhutton@canwest.com

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